CONSENT OF CHARLES BEAUDRY

The undersigned hereby consents to the inclusion in the Management's Discussion & Analysis of Metalla Royalty & Streaming Ltd. (the "Company") for the period ended June 30, 2024 of references to the undersigned as a non-independent qualified person and the undersigned's name with respect to the disclosure of technical and scientific information contained therein.

The undersigned further consents to the inclusion or incorporation by reference of all references to the undersigned in the Company's Registration Statements on Form F-10 (No. 333-280367) and Form S-8 (Nos. 333-234659, 333-249938, 333-265835 and 333-276265). This consent extends to any amendments to the Form F-10 or Form S-8, including post-effective amendments.

/s/ Charles Beaudry
Charles Beaudry
August 14, 2024